UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42294

Wellchange Holdings Company Limited

(Translation of registrant’s name into English)

Unit E, 11/F, Billion Plaza II, 10 Cheung Yue Street

Cheung Sha Wan, Kowloon, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

A copy of the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2025 and 2024 is furnished as Exhibit 99.1, and a copy of the Interim Financial Statements is furnished as Exhibit 99.2 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months ended June 30, 2025 and 2024
99.2	Unaudited Interim Consolidated Financial Statements for the Six Months ended June 30, 2025 and 2024
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wellchange Holdings Company Limited

Date: October 17, 2025	By:	/s/ Shek King Pong
	Name:	Shek King Pong
	Title:	Chief Executive Officer

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